                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 333-89863
                                                                      ---------
(Check One):
[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F                   [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  Quarter Ended September 30, 2000
                   --------------------------------
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                   -------------------------------------

********************************************************************************
* Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
********************************************************************************

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

GRANT GEOPHYSICAL, INC.
------------------------------------------------------------------------------
FULL NAME OF REGISTRANT


------------------------------------------------------------------------------
FORMER NAME IF APPLICABLE

16850 PARK ROW
------------------------------------------------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

HOUSTON, TX 77084
------------------------------------------------------------------------------
CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion
     |         thereof will be filed on or before the 15th calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, 10-QSB, or portion
     |         thereof will be filed on or before the fifth calendar day
     |         following the prescribed due date; and
     |
[ ]  |    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant was delayed in filing due to unexpected delays in receiving financial information from two foreign operating units.

                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Thomas L. Easley                  281                398-9503
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

     --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Registrant expects to report a net loss of approximately $9.7 million for the quarter ended September 30, 2000 compared to a net loss of $18.9 million reported for the quarter ended September 30, 1999. The primary reasons for the improvement from the 1999 to 2000 quarter are: inclusion of a $4.7 million asset impairment provision in the 1999 quarter; improved operating margins of $1.8 million; reduced selling, general and administrative expenses of $.5 million; reduced depreciation and amortization of $1.1 million; and reduced interest expense of $1.3 million.

================================================================================

                            GRANT GEOPHYSICAL, INC.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       11-15-2000                   By:   /s/ THOMAS L. EASLEY
     ------------------------------         -----------------------------------
                                                   Executive Vice President -
                                                   Finance & Administration

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

****************************  A T T E N T I O N  *******************************
*                                                                              *
*  Intentional misstatements or omissions of fact constitute federal criminal  *
*  violations (see 18 U.S.C. 1001).                                            *
*                                                                              *
********************************************************************************

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.